UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)
Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes        ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

Rosetta Genomics Ltd (the “Company”) has defaulted on the $650,000 principal payment, plus accrued and unpaid interest, due on November 22, 2011 pursuant to the $1,400,000 unsecured promissory note, dated November 22, 2010 (the “Note”), issued to Prometheus Laboratories Inc. (“Prometheus”).  Pursuant to the terms of the Note, Prometheus may, following five business days’ notice, declare the entire unpaid principal balance of $1,400,000 under the Note and all accrued and unpaid interest thereon to be immediately due and payable, and may pursue all avenues of collection available to it, including without limitation by filing any consent judgments related thereto.  Prometheus has notified the Company that it intends to do so.  The Company is currently pursuing arrangements that it believes would, if successful, allow it to pay the $650,000 principal payment, plus the accrued and unpaid interest thereon, however, there is no assurance that the Company will be successful in its efforts, or, even if successful, that Prometheus will waive the default under the Note.  If the Company is unsuccessful in its efforts or if Prometheus refuses to waive the default, the Company may be required to file for protection under Israeli and U.S. bankruptcy laws.

A copy of the Note was filed as Exhibit 4.21.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 001-33042) and is incorporated by reference herein.

The information contained in this Reportis hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 23, 2011	By:	/s/ Kenneth A. Berlin

Kenneth A. Berlin President and Chief Executive Officer